                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
                               (Amendment No. 5)
        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               (FINAL AMENDMENT)
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)

                      VMS NATIONAL PROPERTIES JOINT VENTURE
--------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer)

                        AIMCO Properties, L.P. -- Offeror
--------------------------------------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101
--------------------------------------------------------------------------------
            Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee


----------------------                          --------------------
Transaction valuation*                          Amount of filing fee
----------------------                          --------------------

$1,201,870.00                                     $110.57
-------------                                     -------

* For purposes of calculating the fee only. This amount is equal to the maximum aggregate offering price of the partnership common units of AIMCO Properties, L.P. being registered in connection with exchange offers for limited partnership interests in VMS National Residential Portfolio I and VMS National Residential Portfolio II (participants in VMS National Properties Joint Venture). The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $92.00 per $1,000,000 of the maximum aggregate offering price.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $110.57           Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Form S-4 (Portfolio I)    Date Filed:  June 17, 2002
                          Form S-4 (Portfolio II)                June 17, 2002


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

                  AIMCO PROPERTIES, L.P.
                  84-1275721

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                      (a)    [ ]
                                                                      (b)    [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER
                           --
         8.       SHARED VOTING POWER
                           --
         9.       SOLE DISPOSITIVE POWER
                           --
         10.      SHARED DISPOSITIVE POWER

                          114.00 Units (VMS National Residential Portfolio I)
                           62.40 Units (VMS National Residential Portfolio II)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          114.00 Units (VMS National Residential Portfolio I)
                           62.40 Units (VMS National Residential Portfolio II)

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                             [ ]
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           19.35% (VMS National Residential Portfolio I) 24.90% (VMS National Residential Portfolio II)

14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

                  AIMCO-GP, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER
                           --
         8.       SHARED VOTING POWER
                           --
         9.       SOLE DISPOSITIVE POWER
                           --
         10.      SHARED DISPOSITIVE POWER

                          114.00 Units (VMS National Residential Portfolio I)
                           62.40 Units (VMS National Residential Portfolio II)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          114.00 Units (VMS National Residential Portfolio I)
                           62.40 Units (VMS National Residential Portfolio II)

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          19.35% (VMS National Residential Portfolio I) 24.90% (VMS National Residential Portfolio II)

14.      TYPE OF REPORTING PERSON

                  CO

CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                        (a)  [ ]
                                                                        (b)  [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7.       SOLE VOTING POWER
                           --
         8.       SHARED VOTING POWER
                           --
         9.       SOLE DISPOSITIVE POWER
                           --
         10.      SHARED DISPOSITIVE POWER

                          114.00 Units (VMS National Residential Portfolio I)
                           62.40 Units (VMS National Residential Portfolio II)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          114.00 Units (VMS National Residential Portfolio I)
                           62.40 Units (VMS National Residential Portfolio II)

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           19.35% (VMS National Residential Portfolio I) 24.90% (VMS National Residential Portfolio II)

14.      TYPE OF REPORTING PERSON

                  CO

         AMENDMENT NO. 5 TO SCHEDULE TO/AMENDMENT NO. 6 TO SCHEDULE 13D


                  This Statement constitutes (a) Amendment No. 5 to the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on June 17, 2002, as amended by Amendment No. 1 thereto, filed on August 22, 2002, Amendment No. 2 thereto, filed on October 22, 2002, Amendment No. 3 thereto, filed on October 24, 2002, and Amendment No. 4 thereto, filed on November 4, 2002, relating to the offers by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), to purchase units of limited partnership interest of VMS National Residential Portfolio I ("Portfolio I"), an Illinois limited partnership, and VMS National Residential Portfolio II ("Portfolio II"), an Illinois limited partnership (both participants in VMS National Properties Joint Venture) (collectively, the "Partnerships"), in exchange for partnership common units of AIMCO OP, cash or any combination thereof; and (b) Amendment No. 6 to the Schedule 13D (the "Schedule 13D") originally filed with the Commission on August 6, 1999 by AIMCO OP, AIMCO-GP, Inc. and Apartment Investment and Management Company, as amended by (i) Amendment No. 1, filed with the Commission on May 17, 2000, (ii) Amendment No. 2, as filed with the Commission on June 14, 2000, (iii) Amendment No. 3, as filed with the Commission on August 4, 2000, by AIMCO OP, AIMCO-GP and AIMCO,
(iv) Amendment No. 4, as filed with the Commission on August 14, 2001, and (v) Amendment No. 5, as filed with the Commission on December 10, 2001. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         At midnight, New York City time, on November 15, 2002, the offers expired pursuant to their terms. A total of 47.50 units in Portfolio I and 25.58 units in Portfolio II, representing approximately 7.23% and 9.39%, respectively, of the outstanding units, were validly tendered and not withdrawn pursuant to the offers. AIMCO OP has accepted for payment all of those units.

                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Date:  November 18, 2002
                                               AIMCO PROPERTIES, L.P.

                                               By: AIMCO-GP, INC.
                                                   Its General Partner



                                               By: /s/ Patrick J. Foye
                                                  ------------------------------
                                                  Patrick J. Foye
                                                  Executive Vice President

                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Date:  November 18, 2002

                                               SCHEDULE 13D

                                               AIMCO PROPERTIES, L.P.

                                               By: AIMCO-GP, INC.
                                                   Its General Partner

                                               By: /s/ Patrick J. Foye
                                                  ------------------------------
                                                  Patrick J. Foye
                                                  Executive Vice President

                                               AIMCO-GP, INC.

                                               By: /s/ Patrick J. Foye
                                                  ------------------------------
                                                  Patrick J. Foye
                                                  Executive Vice President

                                               APARTMENT INVESTMENT AND
                                               MANAGEMENT COMPANY

                                               By: /s/ Patrick J. Foye
                                                  ------------------------------
                                                  Patrick J. Foye
                                                  Executive Vice President